                             ENDOSONICS CORPORATION
         ---------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    29264K105
         ---------------------------------------------------------------
                                 (CUSIP Number)

                            MATTHEW P. FISHER, ESQ.
                         JACKSON TUFTS COLE & BLACK, LLP
                        650 CALIFORNIA STREET, 31ST FLOOR
                      SAN FRANCISCO, CALIFORNIA 94108-2613
                                 (415) 433-1950
         ---------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)


                                OCTOBER 7, 1998
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

CUSIP NO.  29264K105                                           PAGE 2 OF 7 PAGES

1.  Name of Reporting Person:

         Fukuda Denshi Co., Ltd.

2.  Check the Appropriate Box if a Member of a Group*     (a)  [    ]

                                                          (b)  [    ]

3.  SEC Use Only

4.  Source of Funds:  WC

5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)  [    ]

6.  Citizenship or Place of Organization:   Japan

Number of Shares           7.  Sole Voting Power:             1,052,577

Beneficially Owned         8.  Shared Voting Power:

By Each Reporting          9.  Sole Dispositive Power:        1,052,577

Person                    10.  Shared Dispositive Power:

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   1,052,577

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class Represented by Amount in Row (11):               6%

14.  Type of Reporting Person:  CO

                                  SCHEDULE 13D

CUSIP NO.  29264K105                                           PAGE 3 OF 7 PAGES

ITEM 1.

SECURITY AND ISSUER.

This Statement relates to the Common Shares (the "Shares") of EndoSonics Corporation, a Delaware corporation (the "Issuer"). The Issuer has its principal executive office at 2870 Kilgore Road, Rancho Cordova, California 95670.

ITEM 2.

IDENTITY AND BACKGROUND.

Set forth below and on Schedule A attached hereto, is the following information with respect to each of the persons filing this Schedule 13D and each of its officers, directors and control persons: (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings during the past five years with respect to any state or federal securities laws and (f) state of organization or citizenship.

I.

(a)      Fukuda Denshi Co., Ltd. ("Fukuda")
(b)      3-39-4 Hongo Bunkyo-Ku, Tokyo, 113, Japan.
(c)      Fukuda is a manufacturer of medical products.
(d) During the past five years, neither Fukuda nor, to Fukuda's best knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, neither Fukuda nor, to Fukuda's best knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.
(f)      Japan

                                                               PAGE 4 OF 7 PAGES

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In connection with the acquisition of Navius Corporation by the Issuer, effective August 5, 1998, Fukuda's shares of the Series D Preferred Stock of Navius Corporation were exchanged for 86,847 shares of the Issuer's Common Stock as part of the merger consideration.

Pursuant to the terms of a Stock Purchase Agreement dated as of October 7, 1998 (the "Stock Purchase Agreement") attached hereto as Exhibit 7.1, Fukuda purchased a total of 965,730 Shares of the Issuer's Common Stock in a private transaction for a total purchase price of $8,399,996.80. The funds used to acquire the Shares were taken from working capital.

ITEM 4.

PURPOSE OF TRANSACTION.

Fukuda acquired the Shares indicated herein in the ordinary course of business, consistent with the belief that the value of the Issuer's stock exceeded that reflected in the respective market prices of the Issuer's stock on the date of such purchase. Depending upon their evaluation of the Issuer's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds and money, stock market and general economic conditions), Fukuda or other entities that may be deemed to be affiliated with Fukuda may from time to time dispose of all or a portion of the Shares. Any such sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

In connection with the acquisition of the Shares, a representative of Fukuda was appointed to the Issuer's board of directors. With respect to the Issuer's voting securities, Fukuda has agreed for a period of one year from the date of acquisition of the Shares not to (i) acquire, directly or indirectly, by itself or in concert with any other person or entity, additional shares of the Issuer's voting securities, except in certain limited situations, (ii) transfer voting control of the Shares to another party, (iii) solicit "proxies" in opposition to the Issuer's board of directors, (iv) initiate shareholder proposals, (v) make any proposal to the Issuer's board of directors that would require the Issuer to make a public disclosure under applicable law, or (vi) dispose of the Shares in a tender or exchange offer that has not been recommended to the Issuer's stockholders by its board of directors.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

As of the date hereof, Fukuda beneficially owns in the aggregate 1,052,577 Shares. These Shares represent approximately 6% of the 17,471,759 Shares believed to be outstanding as of October 9, 1998, as indicated by information supplied by the Issuer as of that date. Fukuda has sole voting and dispositive power with respect to 1,052,577 of the Shares.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

None.

                                                               PAGE 5 OF 7 PAGES

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

         Filed as exhibits hereto are the following:

         7.1 Common Stock Purchase Agreement by and between EndoSonics Corporation and Fukuda Denshi Co., Ltd.

                                  SCHEDULE 13D

CUSIP NO. 29264K105                                            PAGE 6 OF 7 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1998               FUKUDA DENSHI CO., LTD., a corporation
                                       organized under the laws of Japan

                                       By: /s/  Kotaro Fukuda
                                       Name:  Kotaro Fukuda
                                       Title:  President

                                  SCHEDULE 13D

CUSIP NO. 29264K105                                            PAGE 7 OF 7 PAGES

                                   SCHEDULE A

           DIRECTORS AND EXECUTIVE OFFICERS OF FUKUDA DENSHI CO. LTD.

         Name, Title and Principal Occupation                        Citizenship
         -------------------------------------                       -----------
         Kotaro Fukuda, President and Representative Director        Japanese

         Takashi Takahashi, Managing Director                        Japanese

         Teruo Haraguchi, Managing Director                          Japanese

         Takeyasu Yamamura, Managing Director                        Japanese

         Ryouichi Ooomote, Director                                  Japanese

         Isamu Suzuki, Director                                      Japanese

         Masakatsu Shimada, Director                                 Japanese

         Susumu Segawa, Director                                     Japanese

         Masayuki Iwamoto, Director                                  Japanese

         Hisakazu Haruhara, Director                                 Japanese

         Noboru Yamamoto, Director                                   Japanese

         Yoshiyuki Ariyoshi, Director                                Japanese

         Ryozo Noguchi, Director                                     Japanese

                                      -7-



                                                                    EXHIBIT 7.1


                             ENDOSONICS CORPORATION

                         COMMON STOCK PURCHASE AGREEMENT

         This Common Stock Purchase Agreement (the "Agreement") is made as of the 7th day of October, 1998 by and between EndoSonics Corporation, a Delaware corporation (the "Company") and the Fukuda Denshi Co. Ltd., a Japanese corporation, (the "Purchaser").

                                    RECITALS

         A. On August 5, 1998, the Company completed the acquisition of Navius Corporation, the purchase price of which included payment by the Company of approximately $9.5 million in cash. The Company will use the proceeds from the sale of the Stock (as defined below) primarily to offset cash expenditures by the Company in connection with the acquisition of Navius Corporation.

         B. Contemporaneously with the execution and delivery of this Agreement, the Company and Purchaser are entering into the Investor's Rights Agreement (as defined in Section 4.8), Research and Development Agreement (as defined in
Section 4.7), EndoSonics Distribution Agreement (as defined in Section 4.6) and Navius Distribution Agreement (as defined in Section 4.5).

                                    AGREEMENT

         In consideration of the foregoing premises and mutual promises set forth herein, the parties, intending to be legally bound, hereby agree as follows:

         1.       Purchase and Sale of Stock.

                  1.1      Sale and Issuance of Stock.

                           (a) Subject to the terms and conditions of this
Agreement, the Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to the Purchaser at the Closing 965,730 shares Common Stock to a purchase price of $8.69808 per share, which price has been determined between the Company and the Purchaser as derived from the average closing price over time of the Company's common stock as reported on the Nasdaq National Market. The shares of Common Stock issued to the Purchaser pursuant to this Agreement shall be hereinafter referred to as the "Stock."

                  1.2      Closing; Delivery.

                           (a) The purchase and sale of the Stock shall take
place at the offices of Venture Law Group, 2800 Sand Hill Road, Menlo Park, California, at 10:00 a.m., on September __, 1998, or at such other time and place as the Company and the Purchasers mutually agree upon, orally or in writing (which time and place are designated as the "Closing").

                           (b) At the Closing, the Company shall deliver to the
Purchaser a certificate, registered in the Purchaser's name, representing the Stock being purchased thereby against payment of the purchase price therefor by wire transfer to the Company's designated account or certified or cashier's check drawn on a United States bank made payable to the order of EndoSonics Corporation.

         2. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser that, except as expressly indicated on a Schedule of Exceptions attached hereto as Exhibit A (the "Schedule of Exceptions"), which exceptions shall be deemed to be representations and warranties as if made hereunder:

                  2.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to own its property and assets and to carry on its business. The Company is duly qualified to transact business and is in good standing in all jurisdictions where such qualification is required, except for such failures to be so qualified or in good standing as would not, individually or in the aggregate, have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, properties or results of operations of the Company.

                  2.2 Capitalization. As of September 24, 1998, the authorized capital of the Company consisted of:

                           (a) 5,000,000 shares of Preferred Stock, none of
which are issued and outstanding.

                           (b) 25,000,000 shares of Common Stock, 16,491,282
shares of which are issued and outstanding. All of the outstanding shares of Common Stock have been duly authorized, fully paid and are non-assessable and issued in compliance with all applicable federal and state securities laws. The Company has reserved an aggregate of 2,933,766 shares of Common Stock for issuance to employees, directors and independent contractors upon exercise of outstanding options to acquire shares of the Company's Common Stock issued under the Amended and Restated 1988 EndoSonics Stock Option Plan, and the Company has reserved for issuance 720,000 shares of Common Stock for future grants under such option plan.

                  2.3 Authorization. The Company has full power to execute, deliver and perform this Agreement. All corporate action on the part of the Company, its officers and directors necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Company hereunder and the authorization, sale, issuance and delivery of the Stock has been taken or will be taken prior to the Closing, and the Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with its terms except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other laws of general application affecting enforcement of creditors' rights generally, as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

                  2.4 Valid Issuance of Securities. The Stock that is being issued to the Purchaser hereunder, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, will be duly and validly issued and outstanding, fully paid and non-assessable, free of any liens, encumbrances, preemptive rights or rights of first refusal, and free of restrictions on transfer other than restrictions on transfer under this Agreement and applicable state and federal securities laws.

                  2.5 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the valid and lawful authorization, execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby, or for or in connection with the valid and lawful authorization, issuance, sale and delivery of the Stock in accordance with this Agreement, other than filings pursuant to Regulation D of the Securities Act of 1933, as amended (the "Securities Act"), and the qualification (or taking of such action as may be necessary to secure an exemption from qualification if available) of the offer and sale of the Stock under all applicable state securities laws, which filings and qualifications, if required, will be accomplished in a timely manner so as to comply with such qualification or exemption from qualification requirements.

                  2.6 SEC Documents; Financial Statements. The Company has timely filed all the documents that it was required to file with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended ("Exchange Act") (the "SEC Documents"), since December 31, 1996. As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act or the Securities Act, as applicable, and were duly and timely filed with the SEC. None of the SEC Documents as of their respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the SEC Documents (the "Financial Statements") comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. Except as may be indicated in the notes to the Financial Statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, the Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied and fairly present the financial position of the Company and its subsidiary at the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments).

                  2.7 Changes. Except as disclosed in the SEC Documents, since December 31, 1997, the Company has conducted its business only in the ordinary and usual course and, without limiting the generality of the foregoing, there has not been a material adverse effect on the condition (financial or otherwise), business, net worth, assets, liabilities, properties or results of operations of the Company.

                  2.8 No Conflict. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not,
(i) conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit, under, any provision of the Certificate of Incorporation or Bylaws of the Company or any mortgage, indenture, lease or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statue, law, ordinance, rule or regulation applicable to the Company, its properties or assets, which conflict, violation, default or right would have a material adverse effect on the Company or (ii) result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or the Stock.

                  2.9 Securities Laws. Assuming that the Purchaser's representations and warranties contained in Section 3 of this Agreement are true and correct, the offer, issuance and sale of the Securities are and will be exempt from the registration and prospectus delivery requirements of the Securities Act and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

                  2.10 Disclosure. Neither this Agreement, nor any other written document, certificate, instrument or statement furnished or made available in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein not misleading. There is no fact known to the Company materially affecting the Company or its business or the existence of which could have a material adverse effect on the Company, which has not been set forth in this Agreement or in the Schedule of Exceptions prepared by the Company.

         3. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Company that:

                  3.1 Authorization. The Purchaser has full power and authority to enter into this Agreement. The Agreements, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable.

                  3.2 Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Securities to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof.

                  3.3 Disclosure of Information. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Stock with the Company's management and has had an opportunity to review the Company's facilities. The Purchaser has received and has had the opportunity to review the Company's Annual Report for the year ended December 31, 1997, the Company's Report on Form 10-K for the year ended December 31, 1997, the Company's Proxy Statement dated April 30, 1998 and the Company's Report on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998. The Purchaser understands that such discussions, and any other written information delivered by the Company to the Purchaser, were intended to describe the aspects of the Company's business which it believes to be material. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

                  3.4 Restricted Securities. The Purchaser understands that the Securities have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Securities are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Securities for resale except as set forth in the Investors' Rights Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Purchaser's control, and, subject to the Company's obligations under the Investors' Rights Agreement, which the Company is under no obligation and may not be able to satisfy.

                  3.5 Legends. The Purchaser understands that the Securities and any securities issued in respect of or exchange for the Securities, may bear one or all of the following legends:

                           (a) "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE
NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT."

                           (b) Any legend required by the Blue Sky laws of any
state to the extent such laws
are applicable to the shares represented by the certificate so legended.

                  3.6 Accredited Investor. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

                  3.7 Foreign Investors. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), such Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Stock or any use of this Agreement, including
(i) the legal requirements within its jurisdiction for the purchase of the Stock, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Stock. Such Purchaser's subscription and payment for and continued beneficial ownership of the Stock, will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

         4. Conditions of the Purchasers' Obligations at Closing. The obligations of each Purchaser to the Company under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived in writing by each Purchaser:

                  4.1 Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all material respects (disregarding for this purpose any qualifications with respect to materiality), on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

                  4.2 Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

                  4.3 Compliance Certificate. The President of the Company shall deliver to the Purchasers at the Closing a certificate certifying that the conditions specified in Sections 4.1, 4.2 and 4.4 have been fulfilled.

                  4.4 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Stock pursuant to this Agreement shall be obtained and effective as of the Closing.

                  4.5 Navius Distribution Agreement. Navius Corporation ("Navius") and Purchaser shall have agreed to amend that certain Distribution Agreement by and between Navius and Purchaser dated as of June 28, 1997, according to the terms attached hereto as Exhibit B (the "Navius Distribution Agreement").

                  4.6 EndoSonics Distribution Agreement. The Company and the Purchaser shall have executed and delivered the Distribution Agreement in the form attached hereto as Exhibit C (the "EndoSonics Distribution Agreement").

                  4.7 Research and Development Agreement. The Company and the Purchaser shall have executed and delivered the Research and Development Agreement in the form attached hereto as Exhibit D (the "Research and Development Agreement")

                  4.8 Investor's Rights Agreement. The Company and the Purchaser shall have executed and delivered the Investor's Rights Agreement in the form attached hereto as Exhibit E (the "Investor's Rights Agreement").

                  4.9 Board of Directors. [Jakob Stapfer], the Purchaser's designee, shall have been appointed to the Company's Board of Directors.

                  4.10 Legal Investment. The sale of the Shares pursuant to the terms of this Agreement shall be permitted by all laws to which Purchaser is subject.

                  4.11 Opinion of Counsel. Purchaser shall have received an opinion of Venture Law Group, counsel to the Company, dated as of the Closing, in substantially the form attached hereto as Exhibit F.

         5. Conditions of the Company's Obligations at Closing. The obligations of the Company to the Purchaser under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived in writing:

                  5.1 Representations and Warranties. The representations and warranties of the Purchaser contained in Section 3 shall be true and correct in all material respects on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

                  5.2 Performance. All covenants, agreements and conditions contained in this Agreement to be performed by the Purchaser on or prior to the Closing shall have been performed or complied with in all material respects.

                  5.3 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Stock pursuant to this Agreement shall be obtained and effective as of the Closing.

         6.       Covenants of Company and Purchaser.

                  6.1 Nomination of Purchaser Designee to Company Board of Directors. For so long as Purchaser owns at least 650,000 shares of the Company's Common Stock, the Company shall nominate a designee of Purchaser reasonably acceptable to the Company's Board of Directors to serve as a member of the Company's Board of Directors.

                  6.2 Reports Under Securities Exchange Act of 1934. With a view to making available to the Purchaser the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the SEC that may at any time permit the Purchaser to sell securities of the Company to the public without registration, for so long as Purchaser owns shares of the Company's Common Stock, the Company agrees to:

                           (a) make and keep public information available, as
those terms are understood and defined in SEC Rule 144 at all times;

                           (b) file with the SEC in a timely manner all reports
and other documents required
of the Company under the Securities Act and the Exchange Act; and

                           (c) furnish to the Purchaser, so long as the
Purchaser owns any of the Shares, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144, the Securities Act and the Exchange Act and (ii) such other information as may be reasonably requested in availing the Purchaser of any rule or regulation of the SEC which permits the selling of any such securities without registration.

                  6.3 Nasdaq Notification. The Company shall file such forms and take such other actions as are required under the rules of Nasdaq National Market in connection with the issuance of the Shares.

                  6.4 Restrictions on Certain Actions by Purchaser. Purchaser agrees that it shall not, nor shall it permit any of its affiliates (as such term is defined in Rule 12b-2 of the General Rules and Regulations promulgated under the Exchange Act) (Purchaser, together with such affiliates, the "Purchaser Group") to, directly or indirectly, without the prior written consent of the Company duly authorized by a majority of its Board of Directors (the "Board of Directors"):

                           (a) acquire, directly or indirectly, by purchase or
otherwise, any securities of the Company entitled to vote generally for the election of directors, or securities convertible into, or entitling the holder thereof to acquire, such voting securities (collectively, "Voting Securities"), except for the Stock and except by way of stock dividends or other distributions or offerings made available to holders of Voting Securities generally; provided, however, that:

                                    (i) in the event that (A) (1) a tender or
exchange offer shall be commenced as evidenced by the filing with the SEC of a statement on Schedule 14D-1, or any successor schedule or form promulgated or adopted for adopted for such purpose by the SEC, by any Person or 13D Group (each as hereinafter defined) (other than an affiliate of, or any Person acting in concert with, any member of the Purchaser Group), or (2) any Person or 13D Group shall file with the SEC a statement on Schedule 13D, or any successor schedule or form promulgated or adopted for such purpose by the SEC, or shall file any amendment thereto, proposing, in each such case to acquire Voting Securities which, if added to the Voting Securities already beneficially owned by such Person or 13D Group, would represent more than 15.0% of the total combined voting power of all Voting Securities then outstanding, and (B) either of the following events shall have occurred: (1) such tender or exchange offer by such Person or 13D Group shall have been consummated, or (2) the Company shall have taken all actions necessary to ensure that such Person or 13D Group shall not be deemed an "interested stockholder" under Section 203 of the Delaware General Corporation Law, then the Purchaser Group shall be permitted to (i) commence a tender or exchange offer on its own behalf for Voting Securities without regard to the foregoing limitation, or (ii) make an Acquisition Proposal (as hereinafter defined) to the Board of Directors without regarding to the limitation set forth in paragraph (f) below; and

                                    (ii) no member of the Purchaser Group shall
be obligated to dispose of any
Voting Securities if the aggregate percentage ownership of such Voting Securities of the Purchaser Group shall be increased as a result of a recapitalization of the Company or any other action taken by the Company or its affiliates (other than the Purchaser Group), including, without limitation, any repurchase of Voting Securities by the Company;

                           (b) deposit any Voting Securities in a voting trust
or subject them to any arrangement or agreement with respect to the voting thereof;

                           (c) "solicit" proxies with respect to Voting
Securities under any circumstances or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A of the General Rules and Regulations promulgated under the Exchange Act) in opposition to the recommendation of a majority of the directors of the Company with respect to any matter;

                           (d) initiate, propose or otherwise solicit
stockholders of the Company for the approval of one or more stockholder proposals relating to the Company at any time, or induce or attempt to induce any other Person to initiate any stockholder proposal with respect to the Company;

                           (e) join a partnership, limited partnership,
syndicate or other group, or otherwise act in concert with any other Person, for the purpose of acquiring, holding, voting or disposing of Voting Securities, or otherwise become a "person" within the meaning of Section 13(d)(3) of the Exchange Act (in each case, other than solely with members of the Purchaser Group); or

                           (f) make any proposal to the Board of Directors or
otherwise with respect to the purchase of additional Voting Securities by any member of the Purchaser Group or with respect to a merger or consolidation with, or a sale of a substantial portion of the Company's assets to, any member of the Purchaser Group, if such proposal would be of a kind such that public disclosure thereof might reasonably be required under applicable law (each such proposal, an "Acquisition Proposal").

                  As used in this Agreement, the term "13D Group" shall mean any group of Persons formed for the purpose of acquiring, holding, voting or disposing of Voting Securities which would be required under Section 13(d) of the Exchange Act and the rules and regulations thereunder to file a statement with the SEC on Schedule 13D as a "person" within the meaning of Section 13(d)(3) of the Exchange Act if such group shall beneficially own Voting Securities representing more than 5% of the total combined voting power of all Voting Securities then outstanding, and the term "Person" shall mean an individual, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department, agency or other political subdivision thereof.

                  6.5 Restrictions on Resales of Shares. Purchaser agrees that, subject to the further provisions of this Agreement, it shall not, nor shall it permit any member of the Purchaser Group to, directly or indirectly, without the prior written consent of the Company, offer, sell or transfer any Voting Securities, other than:

                           (a) to a wholly owned subsidiary of Purchaser, or by
any such subsidiary to Purchaser;

                           (b) pursuant to Rule 144 ("Rule 144") of the General
Rules and Regulations promulgated under the Securities Act of 1933 (the "Securities Act") (provided, however, that no opinion of counsel shall be required for sales by Purchaser pursuant to Rule 144, except for such transfers as reasonably requested by the Company based on the advice of outside counsel);

                           (c) pursuant to any tender or exchange offer that
shall have been recommended to
the stockholders of the Company by the Board of Directors; or

                           (d) pursuant to any bona fide public offering of
Voting Securities (including any sale made pursuant to Rule 144).

                  With respect to permitted sales or other transfers of Voting Securities by Purchaser pursuant to paragraph (a) above, any buyer or transferee of such Voting Securities shall as a precondition to the consummation of the proposed sale or transfer be required to execute in writing an agreement to be bound by the terms of this Agreement, which agreement to be bound shall be in form and substance reasonably satisfactory to the Company.

         7.       Miscellaneous.

                  7.1 Survival of Warranties. Unless otherwise set forth in this Agreement, the warranties, representations and covenants of the Company and the Purchaser contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement for a period of one year following the Closing and shall in no way be affected by an investigation of the subject matter thereof made by or on behalf of the Company or the Purchaser.

                  7.2 Transfer; Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

                  7.3 Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law.

                  7.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

                  7.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

                  7.6 Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient (if not, then on the next business day), (iii) ten (10) days after having been sent by registered or certified airmail, return receipt requested, postage's prepaid, or (iv) four
(4) business days, after being properly deposited with an internationally recognized overnight courier, specifying express delivery, with written verification of receipt addressed to the party to be notified at such party's address as set forth on the signature pages, or as subsequently modified by written notice with a copy to Hiromasa Ogawa, Esq., Kojima Law Offices, Gobancho Kataoka Building 4F, Gobancho 2-7 Chiyoda-ku, Tokyo 102, Japan, and if to the Company, with a copy to Michael W. Hall, Venture Law Group, 2800 Sand Hill Road, Menlo Park, CA 94025.

                  7.7 Finder's Fee. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. The Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees, or representatives is responsible. The Company agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

                  7.8 Attorney's Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of the Agreements, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

                  7.9 Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of the Company and the Purchaser. Any amendment or waiver effected in accordance with this Section 7.9 shall be binding upon the Purchaser and each transferee of the Stock (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

                  7.10 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then
(a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

                  7.11 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

                  7.12 Entire Agreement. This Agreement, and the documents referred to herein constitute the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements relating to the subject matter hereof existing between the parties hereto are expressly canceled.

                  7.13 Corporate Securities Law. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF THE SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO THE QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM THE QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED UNLESS THE SALE IS SO EXEMPT.

                  7.14 Confidentiality. Each party hereto agrees that, except with the prior written permission of the other party, it shall at all times keep confidential and not divulge, furnish or make accessible to anyone any confidential information, knowledge or data concerning or relating to the business or financial affairs of the other parties to which such party has been or shall become privy by reason of this Agreement, discussions or negotiations relating to this Agreement, the performance of its obligations hereunder or the ownership of Stock purchased hereunder. The provisions of this Section 7.14 shall be in addition to, and not in substitution for, the provisions of any separate nondisclosure agreement executed by the parties hereto with respect to the transactions contemplated hereby.

                  7.15 Publicity. No party shall originate any publicity, news release or other public announcement, written or oral (a "Release"), whether relating to the performance under this Agreement or the existence of any arrangement between the parties, without the prior written consent of the other party, except where such Release is required by law.



                            [SIGNATURE PAGE FOLLOWS]

         The parties have executed this Common Stock Purchase Agreement as of the date first written above.

                                 COMPANY:

                                 EndoSonics Corporation


                                 By:
                                    -------------------------------------------

                                 Name:
                                      -----------------------------------------
                                                        (print)
                                 Title:
                                       ----------------------------------------

                                 Address:     2870 Kilgore Road
                                              Rancho Cordova, California 95670


                                 PURCHASER:

                                 Fukuda Denshi Co. Ltd.

                                 By:
                                    -------------------------------------------

                                 Name:
                                      -----------------------------------------
                                                        (print)
                                 Title:
                                      -----------------------------------------

                                 Address:     3-39-4 Hongo Bunkyo-Ku
                                              Tokyo, 113, Japan


                      SIGNATURE PAGE TO PURCHASE AGREEMENT